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3-22-04

VF 3-10-04

04017370

ES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR - 1 2004

SEC FILE NUMBER
8- 46673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Valuemetrics Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Riverside Plaza, Suite 800
(No. and Street)

Chicago, (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth F. Koehn (312) 526-7240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 South State Street, (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth F. Koehn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valuemetrics Capital, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

"OFFICIAL SEAL"
ERICA TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2/26/2007

Sworn and subscribed to me on the 19th day of February, 2004.

Erica Tebo
Notary Public

Kenneth F. Koehn
Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALUEMETRICS CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES

Accountants and Auditors

220 SOUTH STATE STREET - SUITE 1910

CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Members
Valuemetrics Capital, LLC
Chicago, IL 60606

I have audited the accompanying statement of financial condition of Valuemetrics Capital, LLC. as of December 31, 2003, and the related statements of income, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valuemetrics Capital, LLC as of December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
February 19, 2004

VALUEMETRICS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Accounts receivable	$	302,805
Note receivable – member		26,125
Investment in limited liability companies		15,000
Total assets	$	343,930

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Bank overdraft	$	65,459
Payables to affiliates		518
Total liabilities		65,977
Members' Capital		277,953
Total liabilities and members' capital	$	343,930

The accompanying notes to the financial statements are an integral part of this statement.

VALUEMETRICS CAPITAL, L.L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues		
Fee income	$ 1,003,148	
Interest income	2,281	
Other revenue	92,318	$ 1,097,747
Expenses		
Contract services	848,295	
Professional fees	33,741	
Other operating expenses	53,561	
Total operating expenses		935,597
Net income (loss)		$ 162,150

The accompanying notes to the financial statements are an integral part of this statement.

VALUEMETRICS CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

	Members' Capital
Balance, January 1, 2003	$ 92,122
Add: Member capital contributions	23,845
Less: Member distributions	(164)
Net income for the year ended December 31, 2003	162,150
Balance, December 31, 2003	$ 277,953

The accompanying notes to the financial statements are an integral part of this statement.

VALUEMETRICS CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From (Applied To) Operating Activities		
Net income (loss)	$ 162,150	
Adjustments to reconcile net income to net cash provided by (applied to) operating activities:		
(Increase) Decrease in:		
Accounts receivable	(281,115)	
Receivables from affiliates	16,888	
Other investments	30,000	
Increase (Decrease) in:		
Payable to affiliate	518	
Net cash from (applied to) operating activities		$ (71,559)
Cash Flows From (Applied To) Financing Activities		
Members' capital contributions	23,845	
Member's capital distribution	(164)	
Increase in note receivable - member	(26,125)	
Net cash from (applied to) financing activities		(2,444)
Net increase (decrease) in cash and cash equivalents		(74,003)
Beginning Cash, January 1, 2003		8,544
Ending Cash December 31, 2003 (Overdraft)		$ (65,459)
Supplemental Disclosures		
Interest paid during 2003		$ -0-
Income taxes paid during 2003		$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1 ORGANIZATION

Description of the Partnership

Valuemetrics Capital, LLC, (VMC) is a Delaware limited liability company, which was formed on April 11, 2001. The Company, (VMC) remained inactive until May 23, 2002, at which time assets were transferred from VM Equity Partners, Inc. along with its broker dealer license and VMC became a registered broker/dealer.

The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is primarily engaged in the business of the private placement of securities and other non-securities business such as providing client support services relating to sales, mergers and acquisition of businesses.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Valuemetrics Capital, LLC in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalent

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Revenue Recognition

Fees and associated receivables are recorded at the time that services are provided and the income is reasonably determinable.

Income Taxes

No provision or credit has been made for Federal income taxes, as the Company's income (loss) is directly allocable for income tax purposes to the individual members.

NOTE 3 OTHER INVESTMENTS

The Company has investments of $15,000 in limited liability and other companies that are not readily marketable at December 31, 2003.

These investments are nonallowable assets for purposes of the net capital requirement as described in **NOTE 5.**

NOTE 4 RELATED PARTY TRANSACTIONS

The Company is affiliated with Valuemetrics Advisors, Inc. (VMA), due to common ownership of the members. VMA provides various advisory services to the Company as it relates to client engagements.

During the year ended December 31, 2003, the Company paid $848,295 to VMA for various services and overhead related to the Company's customers. There was $518 due to VMA as of December 31, 2003.

The Company has a demand note receivable from a member for additional equity units. This note receivable is unsecured, is due on demand and provides for interest at prime interest rate (4.0% at December 31, 2003.)

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of ($65,977) and $5,000 respectively. The net capital rule may effectively restrict payment of cash distributions to the members.

At December 31, 2003, the Company was not in compliance with the minimum net capital requirement of $5,000 due to a bank overdraft resulting from the Company's failure to receive a wire transfer of $75,000. This amount was deposited on January 2, 2004. The Company made the required regulatory notifications regarding the capital deficiency.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Valuemetrics Capital, LLC as of 12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 277,953	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			277,953	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 277,953	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 343,930	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(343,930)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$ (65,977)	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(-0-)	3740
10. Net Capital			$ (65,977)	3750

OMIT PENNIES

A reconciliation between the above audited computation and the Company's corresponding unaudited filing is as follows:

Balance per unaudited filing	$ 9,022
Less: Reclassify cash receipt as nonallowable receivable	(75,000)
Add: Rounding	1
Balance per audited filing	$ (65,977)

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Valuemetrics Capital, LLC as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	4,398	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	(70,977)	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	▼22 $	(72,575)	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	65,977	3790
17. Add:						
A. Drafts for immediate credit	▼21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	65,977	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	(100)	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	▼23 $		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

A reconciliation between the above computation and the Company's corresponding unaudited filing is as follows:

AI per unaudited filing	$ 519
Add: Bank overdraft	65,459
Rounding	(1)
AI per above audited filing	$ 65,977

NOTES:

A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Valuemetrics Capital, LLC as of 12/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 ____ 4335		4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 4600	4601	4602	4603	4604	4605
33 4610	4611	4612	4613	4614	4615
34 4620	4621	4622	4623	4624	4625
35 4630	4631	4632	4633	4634	4635
36 4640	4641	4642	4643	4644	4645
37 4650	4651	4652	4653	4654	4655
38 4660	4661	4662	4663	4664	4665
39 4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 42 ____ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See Auditor's Report.

BRADFORD R. DOOLEY & ASSOCIATES

Accountants and Auditors

220 SOUTH STATE STREET - SUITE 1910

CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Members
Valuemetrics Capital, LLC

In planning and performing my audit of the financial statements of Valuemetrics Capital LLC for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Valuemetrics Capital, LLC that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountant

Chicago, Illinois
February 19, 2004